Notice of Exempt Solicitation

NAME OF REGISTRANT: Alphabet, Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 13 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2023 Annual Meeting. Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

May 4, 2023

Dear Alphabet, Inc. Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 9 on the proxy card, which asks the Company to minimize risks associated with abortion-related law enforcement requests. The Proposal makes the following request:

Resolved: Shareholders request that the Board issue a public report assessing the feasibility of reducing the risks of abortion-related law enforcement requests by expanding consumer privacy protections and controls over sensitive personal data. The report should be produced at reasonable expense, exclude proprietary or privileged information, and published within one year of the annual meeting.

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1. The Company collects sensitive user data that may be vulnerable to abortion-related prosecutions.

Reproductive rights are under siege in the United States. Following the unprecedented revocation of the constitutional right to abortion in June 2022, 24 states have banned abortion or are likely to do so.1 Law enforcement in these abortion-restrictive states are expected to rely on consumer data to investigate and prosecute individuals who provide, aid, or receive an abortion, even if the procedure was conducted in a state where abortion remains legal.

Alphabet amasses large troves of consumer data. As of February 2023, Google sites were ranked first amongst the most visited multi-platform web properties in the United States, with over 274.49 million unique visitors and a market share of 61% among the leading U.S. search engine providers.2 Through these interactions, the Company collects information about users’ activity in its services (e.g., terms searched, videos watched, purchase activity and browsing history) in addition to highly detailed geolocation data, unique individual identifiers and users’ content uploaded to their accounts.3 Google reports itself that in the first half of 2022, the Company received over 21,000 subpoenas and 30,000 search warrants for user information. The Company provided some data for 84% of these requests.4 Due to the substantial data Google collects and thereafter provides, the Company has been described by tech watchdogs as “the cornerstone of American policing” with respect to government digital data requests.5

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1 https://www.guttmacher.org/2023/01/six-months-post-roe-24-us-states-have-banned-abortion-or-are-likely-do-so-roundup.

2 https://tinyurl.com/y38b6hth

3 https://policies.google.com/privacy?hl=en-US#infocollect

4 https://transparencyreport.google.com/user-data/overview?user_requests_report_period=authority:US

5 https://www.npr.org/2022/07/11/1110391316/google-data-abortion-prosecutions

Given the current environment the Company is operating in following the Supreme Court’s decision in Dobbs v. Jackson Women’s Health Organization, users’ digital reproductive health footprint is at risk of being obtained through law enforcement data requests with the intent to prosecute those who have received an abortion. We believe it is crucial that Alphabet does what it can to protect users from this risk.

2. Alphabet has shown vulnerabilities in protecting users’ sensitive, personal data.

Alphabet data has already been used by law enforcement to prosecute users upon allegations of illegally terminating a pregnancy. A Mississippi woman spent two years incarcerated because she had a miscarriage in 2018 after Googling information about purchasing abortion medication, and state authorities used her search as evidence when charging her with second-degree murder.6 In 2015, prosecutors used evidence of an Indiana woman’s “online research on medications for terminating pregnancies” to ultimately convict her of feticide and neglect of a dependent.7 We believe it is essential for the Company to consider additional data security and data request fulfillment practices that would safeguard users from these risks – risks that are likely unknown to the average Google user.

It is evident that Alphabet is vulnerable to additional law enforcement data requests related to abortion, particularly with respect to interstate conflicts regarding exercise of reproductive rights in states where abortion remains legal. For example, Idaho, where abortion is completely banned, criminalizes interstate travel to obtain a legal abortion under certain circumstances.8 Shareholders have reason to be concerned about whether the enforcement of criminal abortion laws will betray the trust of users, resulting in reputation loss, user migration to other platforms, and consequent harm to the financial wellbeing of the Company. The Proposal therefore calls upon management to examine the risks associated with the Company’s current data handling practices, including its response to government information requests, in the face of new restrictive abortion laws.

Board Opposition Statement

1.	Alphabet’s opposition statement outlines recent changes to its collection of sensitive location data, yet the Company has not applied these same changes to the data collection of reproductive health related Google searches or other Company products.

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6 https://www.washingtonpost.com/technology/2022/07/03/abortion-data-privacy-prosecution/

7 https://casetext.com/case/patel-v-state-46

8 https://www.npr.org/2023/03/30/1167195255/idaho-trafficking-abortion-minors-interstate-travel-criminalize

In its opposition statement, the Company outlines changes it made in how it collects certain sensitive location history from users following the Dobbs decision overturning constitutional abortion rights in June 2022. After receiving significant public pressure, Google announced it would automatically delete abortion clinic visits from users’ location history, although “it did not commit to automatically deleting search records about abortions.”9 Yet, Google already has the capacity to automatically delete categories of searches from users’ data histories.10 Indeed, Google sorts users' searches by different data points, suggesting that it could expand auto-deletion mechanisms to searches related to reproductive healthcare.

In addition, the Company has failed to disclose whether it will consider extending automatic deletion of sensitive user information collected by other Google products. For example, Fitbit, a health-tracking app owned by Google, stores highly sensitive user data such as search contents, sleep patterns and menstruation logs, which the app may use to make fertility predictions.11 In a May 2022 NBC News report about data privacy and abortion access, a Brooklyn-based woman who had just given birth to a child noted that her Fitbit device had invited her to participate in a “Pregnancy & New Parent Study,” even though she never recalled telling FitBit that she was pregnant.12 Data collected from users, as well as predictive data generated by Google, may be very useful in the prosecution of individuals suspected of engaging in conduct related to criminalized abortions, amplifying the need to explore auto-deletion of data collected by the Company’s products and services.

2.	Research shows that the Company still retains location search query by default and location history data for certain users, which has undermined users’ trust.

While the opposition statement states that Alphabet automatically deletes data from those who have Location History enabled and have visited potentially sensitive locations, research shows that Google has failed to enact these policy changes to appropriately protect their users’ health data.13 According to Accountable Tech’s research, Google still retains sensitive Google Maps search query data. In their research, a user searched for a Planned Parenthood via Google Maps and this data was retained for at least two months after the results were generated. Accountable Tech also found that Google still retained location data for trips to sensitive locations. In their research, another user visited a Planned Parenthood location in Los Angeles and found that Google retained the approximate location and gave the suggested location of “Planned Parenthood”. Additionally, while Location History is now turned off by default, an AP investigation in 2018 fo und that Google had still recorded users’ location even with this function turned off.14

Alphabet’s failure to uphold these previous commitments undermines users’ trust in the Company and shows that our Company is in need of greater accountability to ensure it defends the safety of its users. It is essential that Alphabet does more to rebuild users’ and investors’ trust regarding the Company’s privacy practices. The report requested by the Proposal would provide Alphabet an opportunity to fully assess its current data handling practices as it relates to reproductive health information, while providing greater transparency to investors. This transparency is essential to build trust in the Company’s protection of user data.

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9 https://www.nytimes.com/2022/07/01/technology/google-abortion-location-data.html

10 https://www.theverge.com/2020/6/24/21301718/google-auto-delete-location-search-history-default-myactivity

11 https://help.fitbit.com/articles/en_US/Help_article/2333.htm; https://www.fitbit.com/global/us/legal/privacy-policy#info-we-collect

12 https://www.nbcnews.com/tech/roe-v-wade-overturned-online-privacy-data-tracking-risk-rcna27492

13 https://accountabletech.org/wp-content/uploads/Googles-Data-Collection-and-Policies-Could-Endanger-Those-Seeking-Abortions.pdf

14 https://apnews.com/article/north-america-science-technology-business-ap-top-news-828aefab64d4411bac257a07c1af0ecb

3.	While Alphabet has built tools to help users secure their information and give them more control, the Company has left the onus on the user to protect their data.

In its opposition statement to this proposal, Alphabet describes options for users to secure their information by turning on Incognito mode in Google Maps, deleting queries, or updating settings to auto delete Search and Location History after a specified amount of time. Currently, these are all steps that users themselves must know about and opt into to be able to protect their data. Unfortunately, the average user may not know of these possibilities and/or understand the steps to better secure their information. Indeed, a 2022 Ipsos poll found that most (70%) Americans agree that controlling who can access their online personal information has become increasingly difficult.15

Instead of placing the onus on the users to protect their data, Alphabet must consider ways that it can protect all its users from their data being inappropriately accessed. Actions our Company could take include ensuring and auditing deletion of sensitive Location Search History and Location History and implementing a default policy of automatic deletion of Google searches related to reproductive health, called on by Company employees.16

4.	Production of the requested report would be cost-effective and a good use of resources.

Alphabet states in its opposition statement that due to its current efforts in privacy protections, the report would not provide additional benefits to stockholders. We disagree with this statement. Given the unprecedented threat to women’s reproductive health in a post-Dobbs era amidst a technological world, there are new vulnerabilities that technology companies like Alphabet must consider. This report would provide an opportunity for Alphabet to fully consider the risks of becoming a target of abortion-related law enforcement requests so that it may mitigate future controversies and rebuild investors’ trust in the Company.

Conclusion

For all the reasons provided above, we strongly urge you to support Proposal 9. We believe that implementing the requested report will help ensure that Alphabet does more to monitor its data handling practices so that they do not expose consumers to serious risks stemming from abortion-related criminal prosecutions, thereby eroding shareholder value by diminishing the Company’s reputation, consumer loyalty, brand, and values.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

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15 https://www.ipsos.com/en-us/news-polls/data-privacy-2022

16 https://www.npr.org/2022/08/18/1118051812/google-workers-petition-abortion-data

ADDENDUM  A:

Examples of harms from companies’ sharing of reproductive health-related data with third parties without consumer consent

Aaron Sanderford, Facebook data used to prosecute Nebraska mother, daughter after alleged abortion, Nebraska Examiner (Aug. 10, 2022), https://tinyurl.com/2etavr8t

In 2022, Meta complied with a data request from a local Nebraska police department for private Facebook messages between a mother and daughter, who were both subsequently charged with felony crimes related to the alleged illegal termination of the daughter’s pregnancy.

Cynthia Conti-Cook, Surveilling the Digital Abortion Diary, University of Baltimore Law Review (Oct. 2020), https://scholarworks.law.ubalt.edu/ublr/vol50/iss1/2/

In 2017, a woman in Mississippi experienced an at-home pregnancy loss. A grand jury later indicted her for second-degree murder, based in part on her online search history, which recorded that she had looked up how to induce a miscarriage.

Drew Harwell, Is your pregnancy app sharing your intimate data with your boss?, The Washington Post (Apr. 10, 2019), https://tinyurl.com/57mrfs3n

A 2019 report revealed that pregnancy app Ovia Health sold user health data to their employers, without user consent.

Patel v State of Indiana, 60 N.E.3d 1041 (Ind. App. 2016), https://tinyurl.com/yc6v27f9

In 2013, a woman was sentenced to twenty years in Indiana prison for “neglect of a dependent and feticide” after taking abortion pills she purchased online. Evidence presented against her at trial included online research she conducted, the email confirmation she received from an online mail order pharmacy, and unencrypted text messages to a friend about her relationship, becoming pregnant, and the abortion medication she purchased.

Shoshana Wodinsky & Kyle Barr, These Companies Know When You're Pregnant—And They're Not Keeping It Secret, Gizmodo (Jul. 30, 2022), https://tinyurl.com/mthv8jzc

In 2022, Gizmodo identified 32 brokers selling data on 2.9 billion profiles of U.S. residents pegged as "actively pregnant" or "shopping for maternity products."

Jennifer Gollan, Websites Selling Abortion Pills Are Sharing Sensitive Data With Google, ProPublica (Jan. 18, 2023), https://tinyurl.com/3ty8cb45

A 2023 investigation by ProPublica found online pharmacies that sell abortion medication such as mifepristone and misoprostol are sharing sensitive data, including users' web addresses, relative location, and search data, with Google and other third-party sites — which allows the data to be recoverable through law-enforcement requests.

Federal Trade Commission v Kochava, Inc. (Aug. 29, 2022), https://tinyurl.com/ywbffb4b

In 2022, the Federal Trade Commission sued Kochava – a data analysis platform primarily used by companies for marketing purposes – for selling data that tracks people at reproductive health clinics, places of worship, and other sensitive locations.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 9 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.